

Mail Stop 4561

October 25, 2016

Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, NY 11747

   Re: Verint Systems Inc.
         Form 10-K for the fiscal year ended January 31, 2016
         Filed March 30, 2016
         File No. 001-34807

Dear Mr. Bodner:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief
                              Office of Information Technologies
                              and Services